Exhibit 21.1

PMC-SIERRA, INC.

LIST OF SUBSIDIARIES (All 100% Owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation

PMC-Sierra Ltd.	British Columbia, Canada

PMC-Sierra Israel, Ltd.	Herzliya, Israel

PMC-Sierra US, Inc.	Delaware, USA

PMC-Sierra International Sdn. Bhd.	Penang, Malaysia

Wintegra, Inc.	Texas, USA